Exhibit 39

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

FIRST PACIFIC COMPANY LIMITED

(incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 0142)

A DISCLOSABLE TRANSACTION RELATING TO

THE GUARANTEE OF A PROPOSED ISSUE BY

FIRST PACIFIC FINANCE LIMITED

(incorporated with limited liability under the laws of the Cayman Islands)

OF US$199,000,000

ZERO COUPON GUARANTEED EXCHANGEABLE NOTES DUE 2010

EXCHANGEABLE INTO COMMON STOCK OF PAR VALUE PHP5.00 EACH OF

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(incorporated with limited liability under the laws of the Republic of the Philippines)

The directors of the Guarantor hereby announces that on 12 January, 2005 the Guarantor and the Issuer entered into the Subscription Agreement with UBS AG, whereby UBS AG agreed to subscribe for the Notes on the Closing Date. The Notes will be issued by the Issuer in registered form in an aggregate principal amount of US$199,000,000 and will be unconditionally and irrevocably guaranteed by the Guarantor. The Notes are to be issued at the issue price of 100 per cent. of the aggregate principal amount thereof, and in the denomination of US$10,000 each.

The deemed disposal of PLDT Shares by the Guarantor through the issuance of the Notes constitutes a discloseable transaction of the Guarantor under the Listing Rules and is required to be disclosed by way of this press announcement, and a circular with respect to this transaction will be issued to shareholders of the Guarantor shortly.

The holder of each Note will have an Exchange Right to exchange such Note at any time during the Exchange Period for a pro rata share of the Exchange Property, initially comprising 340.9091 PLDT Shares (subject to adjustment) for each US$10,000 principal amount of Notes. The closing price of one PLDT Share as quoted on the Philippine Stock Exchange on 11 January, 2005 was Php 1,360. The value of the Exchange Right represents a premium of 21 per cent. over the closing price of the PLDT Shares as quoted on the Philippine Stock Exchange on 11 January, 2005. Assuming full exchange of the Notes at the initial value of the Exchange Property, the Notes will be exchangeable into 6,784,091 PLDT Shares (subject to adjustment), representing approximately 4.0 per cent. of the Guarantor’s economic interest in PLDT, and reducing the Guarantor’s economic interest in PLDT Shares from approximately 24.2 per cent. to 20.2 per cent. and reducing the Guarantor’s percentage of voting interest of PLDT from 31.3 per cent. to 27.3 per cent.

The estimated net proceeds of the issue of the Notes, after deduction of commissions and professional and administrative expenses (amounting to approximately US$5,000,000), are estimated to be approximately US$194,000,000. The Issuer intends to lend the net proceeds from the issue of the Notes to the Guarantor. The Guarantor intends to use the net proceeds for general corporate purposes including acquisitions in line with the Guarantor’s principal strategic objectives, repayment of debt and working capital (however, no specific acquisition is currently contemplated).

Approval in-principle was granted on 2 December 2004 for the listing of, and quotation for, the Notes on the official list of the SGX-ST.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed “SUBSCRIPTION AGREEMENT” below for further information.

As the transactions pursuant to the Subscription Agreement may or may not complete, potential investors are advised to exercise caution when dealing in the shares of the Guarantor.

At the request of the Guarantor, trading in the shares of the Guarantor has been suspended since 9.30 a.m. on 12 January, 2005 and an application has been made to the Stock Exchange of Hong Kong for the resumption of trading with effect from 9.30 a.m. on 13 January, 2005.

SUBSCRIPTION AGREEMENT

Date:	12 January, 2005

Parties:	The Issuer

The Guarantor

UBS AG

Subject to the fulfilment of the conditions set out below under the section headed “Conditions Precedent of the Issue of and Subscription for the Notes”, UBS AG has agreed to subscribe, or procure subscriptions, for the Notes with an aggregate principal amount of US$199,000,000, exchangeable for PLDT Shares at the option of the holder.

The Notes will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the U.S. Securities Act. None of the Notes will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Issuer or the Guarantor.

UBS AG may, to the extent permitted by, and in accordance with, applicable laws and regulations, over allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there is no obligation on UBS AG to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Placees

Not less than six independent placees. The placees and their ultimate beneficial owners will be independent of the Issuer and Guarantor and their respective connected persons (as defined in the Listing Rules).

Undertaking

The Guarantor has agreed (save for certain specified exceptions) that it will not, and will procure that none of its subsidiaries will, for a period of 90 days after the Closing Date, without the prior written consent of UBS AG, offer, sell, contract to sell or otherwise dispose of (or publicly announce any such offer, sale or disposal), any common stock of PLDT held by any member of the Group or securities convertible or exchangeable into or exercisable for common stock of PLDT held by any member of the Group or warrants or other rights to purchase common stock of PLDT held by any member of the Group or any security or financial product whose value is determined directly or indirectly by reference to the price of the common stock of PLDT, including equity swaps, forward sales and options representing the right to receive any common stock of PLDT.

Conditions Precedent of the Issue of, and Subscription for the Notes

The issue and subscription of the Notes is conditional upon, among other things, the SGX-ST having agreed to list the Notes and there having been no material adverse change or development involving a prospective material adverse change in the condition (financial or otherwise), business prospects, properties or results of operations of the Issuer, the Guarantor, the Group, PLDT or the PLDT group since the date of the Subscription Agreement and no event making any of the representations and warranties contained in the Subscription Agreement untrue or incorrect in any material respect on the Closing Date as though they had been given and made on such date and the Issuer and the Guarantor each having performed all the obligations to be performed by it under the Subscription Agreement on or before the Closing Date.

Termination

UBS AG may, by notice to the Issuer and the Guarantor given at any time before the time on the Closing Date when payment would otherwise be due under the Subscription Agreement, terminate the Subscription Agreement if, in the opinion of UBS AG, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in its view be likely to prejudice materially the success of the offering and distribution of the Notes or dealings in the Notes in the secondary market.

Subject to the foregoing, the issue and subscription of the Notes is expected to be completed on the Closing Date.

The Issuer and Guarantor’s liability to UBS AG with respect to expenses or any liability arising before or in relation to termination of the Subscription Agreement and the representations of the Issuer and Guarantor shall survive the termination of the Subscription Agreement.

PRINCIPAL TERMS OF THE NOTES

The principal terms of the Notes, which will be constituted by a trust deed to be entered into between the Issuer, the Guarantor and the Trustee are summarised as follows:

Issuer

First Pacific Finance Limited, a company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Guarantor.

Guarantor

First Pacific Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange.

Trustee

The Hongkong and Shanghai Banking Corporation Limited.

Principal Amount

The aggregate principal amount of the Notes will be US$199,000,000.

Guarantee

The Guarantor will unconditionally and irrevocably guarantee the payment of all sums from time to time payable by the Issuer in respect of the Notes and the due and punctual performance by the Issuer of all of the Issuer’s obligations under the Notes.

Issue Price

100 per cent. of the principal amount of the Notes.

Interest

The Notes bear zero interest.

Exchange Right

The holder of each Note will have the right to exchange such Note at any time during the Exchange Period for a pro rata share of the Exchange Property (subject as described below under “Cash Settlement Option”).

Exchange Period

The period beginning on and after 17 February 2005, and ending at the close of business on the date which falls 10 days prior to the Maturity Date, or if the Notes shall have been called for redemption prior to the Maturity Date, on the date which falls 10 days prior to the date fixed for redemption.

Exchange Property

The Exchange Property shall initially comprise 6,784,091 PLDT Shares and shall include all securities and other property arising out of or derived or resulting therefrom and such other property, in each case as may be deemed or required to comprise all or part of the Exchange Property pursuant to the Conditions, but excluding any such property as may or may be deemed to have ceased to form part of the Exchange Property.

Initial Exchange Ratio

On the exercise of Exchange Rights, a holder of Notes will initially be entitled to receive 340.9091 PLDT Shares for each US$10,000 principal amount of Notes, subject to adjustment in accordance with the Conditions. No additional consideration is payable by a Noteholder on exercise of Exchange Rights.

Cash Settlement Option

In lieu of delivery of some or all of the Exchange Property, the Issuer may make a cash settlement payment in U.S. dollars in respect of all or any portion of a Note deposited for exchange.

Anti Dilution Provisions

The Exchange Property will be subject to adjustment upon the occurrence of certain dilutive events including, among others, bonus issues, alterations to the par value of the PLDT Shares, rights issues and capital distributions.

Transfer

The Notes will be in registered form in the denomination of U.S.$10,000 each. The Notes may be held and transferred, and will be offered and sold, in the principal amount of US$10,000 and integral multiples of US$10,000 in excess thereof.

The Guarantor will promptly notify the Stock Exchange if it becomes aware of any dealings in the Notes by any connected person (as defined in the Listing Rules) of the Guarantor and will comply with the relevant Listing Rules with respect thereto.

Maturity

Unless previously redeemed, exchanged, or purchased and cancelled, the Issuer will redeem each Note at 131.97 per cent. of its principal amount on the Maturity Date.

Redemption at the Option of the holders of the Notes

The Issuer will, at the option of any holder of the Notes, redeem any Note on 18 January 2008 at a price equal to 118.11 per cent. of its principal amount. The Issuer will also, at the option of any holder of the Notes, redeem any Note at their Early Redemption Amount in the event the PLDT Shares cease to be listed or admitted to trading on the Philippine Stock Exchange (or if applicable, on any other stock exchange of which notice has given to holders of Notes).

Redemption at the Option of the Issuer

The Issuer may, having given not less than 30 nor more than 60 days’ notice (which notice will be irrevocable), (i) at any time from and including 1 February 2008, redeem all or some only of the Notes at a redemption price equal to the Early Redemption Amount, in the event that the value of the Exchange Property on each of the 20 consecutive Trading Days the last day of which period occurs no more than 5 Trading Days immediately prior to the date on which the relevant notice of redemption is given by the Issuer shall have exceeded 130 per cent. of the Early Redemption Amount of the Notes outstanding on such Trading Day; or (ii) at any time, redeem all, but not some only, of the Notes at a redemption price equal to the Early Redemption Amount, if at any time prior to the date on which the relevant notice of redemption is given by the Issuer less than 10 per cent. in aggregate face value of the Notes originally issued is outstanding.

Redemption for Taxation Reasons

The Issuer may, having given not less than 30 nor more than 60 days’ notice (which notice shall be irrevocable) redeem all, and not some only, of the Notes at a redemption price equal to the Early Redemption Amount on a date fixed for redemption if (i) the Issuer or the Guarantor has or will become obliged to pay any additional amounts or further additional amounts in respect of any payment by the Issuer or (upon failure by the Issuer) the Guarantor under or in respect of the Trust Deed or Notes as a result of any change in, or amendment to, the laws (or any regulations, rulings or other administrative pronouncements promulgated thereunder) of Hong Kong, Bermuda or the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws, regulations, rulings or other administrative pronouncements which change or amendment becomes effective on or after 12 January, 2005; and (ii) such obligation cannot be avoided by the Issuer (or the Guarantor, as the case may be) taking reasonable measures available to it. No such notice of redemption shall be given earlier than 90 days prior to nor later than 90 days after, the earliest date on which the Issuer (or the Guarantor, as the case may be) would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption for such purposes, the Issuer shall deliver to the Trustee a certificate signed by two directors of the Issuer (or the Guarantor, as the case may be) stating that the obligation referred to in (i) above can not be avoided by the Issuer (or the Guarantor, as the case may be) taking reasonable measures available to it.

Provided that, holders of the Notes will have the right to elect that such redemption shall not apply and that all amounts of principal, premium or interest shall be made subject to deduction or withholding for or on account of any taxes in the Hong Kong, Cayman Islands or Bermuda or any political subdivision or any authority thereof or therein having power to tax.

Ranking of the Notes and the Guarantee

The Notes will constitute direct, unsubordinated, unconditional and unsecured obligations of the Issuer which will at all times rank pari passu among themselves and at least equally with all other present and future direct, unsubordinated, unconditional and unsecured obligations of the Issuer, save for such exceptions as may be provided by mandatory provisions of applicable law.

The Guarantee of the Notes will constitute direct, unsubordinated, unconditional and unsecured obligations of the Guarantor which will at all times rank at least equally with all other present and future direct, unsubordinated, unconditional and unsecured obligations of the Guarantor, save for such exceptions as may be provided by mandatory provisions of applicable law.

Listing

Approval in-principle was granted on 2 December 2004 for the listing of, and quotation for, the Notes on the official list of the SGX-ST. The PLDT Shares are listed on the Philippine Stock Exchange and PLDT’s American Depositary Shares are listed on the New York Stock Exchange and the Pacific Exchange located in San Francisco, California.

EFFECT OF EXCHANGE OF NOTES ON THE GUARANTOR’S HOLDING

Assuming full exchange of the Notes for the initial Exchange Property, the Notes will be exchangeable into 6,784,091 PLDT Shares, subject to adjustment, reducing the Guarantor’s economic interest in PLDT Shares from approximately 24.2 per cent. to 20.2 per cent. and reducing the Guarantor’s percentage of voting interest of PLDT from 31.3 per cent. to 27.3 per cent..

Subject to any further changes in the Guarantor’s direct or indirect economic interest in PLDT, in the event that all of the Notes are exchanged, PLDT will continue to be accounted for as an associated company of the Guarantor (excluding any other events relating to the PLDT Shares).

PLDT is a telecommunications provider in the Philippines. PLDT offers a wide range of telecommunications services across the Philippine’s most extensive fibre optic backbone, cellular, fixed line, internet and satellite networks. The Guarantor recorded a profit contribution of US$76.7 million from PLDT for the year ended 31 December 2003, and recorded a profit contribution of US$48.8 million for the year ended 31 December 2002.

As at 30 June 2004, the Guarantor accounted for the share of net profit of PLDT and recorded its investment in PLDT in its consolidated accounts under the equity accounting method at a carrying value of US$ 682.6 million (or share of net asset value of US$ 163.7 million as included in associated companies of the consolidated balance sheet).

Pursuant to the new Hong Kong Accounting Standard (HKAS) 39 “Financial Instruments: Recognition and Measurement” which has became effective from 1 January 2005 onwards, the exchangeable option of the Notes qualifies as an embedded derivative. Upon the initial recognition, the fair value of the exchangeable option is identified and accounted for separately from the fair value of the bond instrument. The initial fair value of the exchangeable option upon the issuance of the Notes is estimated to be approximately US$13.9 million. The fair value of the option liability will continue to be assessed on a mark-to-market basis at each balance sheet date reflecting primarily the changes in PLDT share price. Any change in fair value of the exchangeable option during the relevant accounting period will be recognized and charged to the profit and loss account.

The balance (net of commission, professional and administrative expenses amounting to approximately US$5.0 million) of the Notes of approximately US$180.1 million will be accounted for as a long term financial liability in the Guarantor’s consolidated balance sheet. The difference between the initial fair value of US$180.1 million and the aggregate redemption value of US$262.6 million will then be accreted, as interest expense, over the life of the Notes, or until the Notes are extinguished on conversion or early redemption, based on the effective interest rate method.

As an associated company, investment in and results of PLDT will continue to be equity accounted for by the Guarantor under HK GAAP.

USE OF PROCEEDS

The estimated net proceeds of the issue of the Notes, after deduction of commissions and professional and administrative expenses (amounting to approximately US$5,000,000), are estimated to be approximately US$194,000,000. The Issuer intends to lend the net proceeds from the issue of the Notes to the Guarantor. The Guarantor intends to use the net proceeds for general corporate purposes including acquisitions in line with the Guarantor’s principal strategic objectives, repayment of debt and working capital (however, no specific acquisition is currently contemplated).

REASONS FOR AND BENEFITS OF THE NOTES ISSUE

Taking into account that the value at which the Notes can be exchanged for the Exchange Property represents a premium of 21 per cent. over the closing price of the PLDT Shares as quoted on the Philippine Stock Exchange on 11 January, 2005, the issue of the Notes will enable the Guarantor to raise funds from the debt capital markets at lower cost with reasonable tenor and terms to fund its general corporate requirements including acquisitions in line with the Guarantor’s principal strategic objectives, repayment of debt and working capital. The Directors are of the view that the terms and conditions of the Notes are fair and reasonable and are in the interest of the Group as a whole.

The Guarantor currently as no plans to dispose of or relinquish its current substantial interest in PLDT. The cash settlement option included in the Conditions will allow the Issuer to make a cash payment in US dollars in respect of all or any portion of a Note deposited for exchange and this mechanism will permit the Guarantor to maintain its current investment level in PLDT.

The closing price of one PLDT Share as quoted on the Philippine Stock Exchange on 11 January, 2005 was Php 1,360.

GENERAL

The Guarantor is a Hong Kong based investment and management company with its principal business interests in Southeast Asia relating to Telecommunications and Consumer Food Products.

The Guarantor will promptly notify the Stock Exchange if it becomes aware of any dealings in the Notes by any connected person (as defined in the Listing Rules) of the Guarantor and will comply with the relevant Listing Rules with respect thereto.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed “SUBSCRIPTION AGREEMENT” above for further information.

As the transactions pursuant to the Subscription Agreement may or may not complete, potential investors are advised to exercise caution when dealing in the shares of the Guarantor.

The deemed disposal of PLDT Shares by the Guarantor through the issuance of the Notes constitutes a discloseable transaction of the Guarantor under the Listing Rules and is required to be disclosed by way of this press announcement, and a circular with respect to this transaction will be issued to shareholders of the Guarantor shortly.

At the request of the Guarantor, trading in the shares of the Guarantor has been suspended since 9.30 a.m. on 12 January, 2005 and an application has been made to the Stock Exchange of Hong Kong for the resumption of trading with effect from 9.30 a.m. on 13 January, 2005.

TERMS USED IN THIS ANNOUNCEMENT

Closing Date	The closing date for the Notes, which date is expected to be on or before 18 January, 2005 or such other date as the Issuer, the Guarantor and UBS AG may agree.

Conditions	The terms and conditions of the Notes.

Directors	The directors of the Guarantor.

Early Redemption Amount	For each US$10,000 principal amount of the Notes, the amount determined to represent for the holder of the Note a gross yield of 5.625 per cent. per annum.

Exchange Period	The period beginning on and after 17 February 2005, and ending at the close of business on the date which falls 10 days prior to the Maturity Date or if the Notes shall have been called for redemption prior to the Maturity Date, on the date which falls 10 days prior to the date fixed for redemption.

Exchange Property	The 6,784,091 PLDT Shares deposited in a designated account with a custodian, and shall include all securities and other property arising out of or derived or resulting therefrom and such other property, in each case as may be deemed or required to comprise all or part of the Exchange Property pursuant to the Conditions.

Exchange Right	The right of a holder of Notes to exchange such Notes during the Exchange Period for a pro rata share of Exchange Property.

Group	The Guarantor together with its subsidiaries.

Guarantee	The guarantee by the Guarantor of the due and punctual payment of all sums from time to time payable by the Issuer in respect of the Notes and the due and punctual performance by the Issuer of all of the Issuer’s other obligations under the Notes.

Guarantor	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange.

Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China.

Issuer	First Pacific Finance Limited, a company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Guarantor.

Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange.

Maturity Date	The date expected to be 18 January 2010, or such other date on which the Notes mature.

Notes	The US$199,000,000 Zero Coupon Guaranteed Exchangeable Notes due 2010, exchangeable into common stocks of par value Php5.00 each of PLDT.

PLDT	Philippine Long Distance Telephone Company (currently an associated company of the Guarantor).

PLDT group	PLDT together with its subsidiaries.

PLDT Shares	Fully paid common stock of par value Php5.00 each in the capital of PLDT and all other (if any) shares or stock resulting from any subdivision, consolidation or reclassification of those shares which, as between themselves, have no preference in respect of dividends or amounts payable in the event of any voluntary or involuntary liquidation or winding-up of PLDT.

SGX-ST	The Singapore Exchange Securities Trading Limited.

Stock Exchange	The Stock Exchange of Hong Kong Limited.

Subscription Agreement	The subscription agreement entered into between the Issuer, the Guarantor and UBS AG on 12 January, 2005 in connection with the issue of the Notes.

Trading Day	A day on which the Stock Exchange is open for business.

Trustee	The Hongkong and Shanghai Banking Corporation Limited

Trust Deed	The trust deed to be entered into between, inter alia, the Issuer, the Guarantor and the Trustee, constituting the Notes

United States or U.S.	The United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

US$	United States dollars, the lawful currency of the United States.

By Order of the Board of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and Chief Executive Officer

Hong Kong, 12 January, 2005

As at the date of this announcement, the Chairman of the Guarantor is Mr. Anthoni Salim; the Managing Director and CEO of the Guarantor is Mr. Manuel V. Pangilinan; the executive directors of the Guarantor are Mr. Edward A. Tortorici and Mr. Robert C. Nicholson; the non-executive directors of the Guarantor are Mr. Sutanto Djuhar, Mr. Ibrahim Risjad, Mr. Tedy Djuhar, His Excellency Albert F. del Rosario and Mr. Benny S. Santoso; the independent non-executive directors of the Guarantor are Graham L. Pickles, Professor Edward K.Y. Chen (CBE, JP, GBS) and Mr. David W.C. Tang (OBE, Chevallier de L’Ordre des Arts et des Lettres).

Please also refer to the published version of this announcement in the South China Morning Post.